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                             February 8, 2024

       Andrew Milgram
       Chief Executive Officer
       Marblegate Capital Corp
       411 Theodore Fremd Avenue
       Suite 206S
       Rye, New York 10580

                                                        Re: Marblegate Capital
Corp
                                                            Amendment No. 4 to
Draft Registration Statement on Form S-4
                                                            Submitted December
22, 2023
                                                            CIK No. 0001965052

       Dear Andrew Milgram:

              We have reviewed your amended draft registration statement and have the following additional comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       DePalma, page 238

   1.                                                   We note your disclosure
that,    MAM has an indirect controlling interest in the DePalma
                                                        Companies by virtue of
its role as a registered investment advisor that receives
                                                        management fees for
investment management services that it performs for investors in various investment
partnerships.    Please provide us your accounting analysis that details
                                                        the key facts,
judgments and specific accounting guidance that you considered in making your determination that
MAM had an indirect controlling interest in the DePalma
                                                        companies.
   2. Please tell us if you believe that DePalma I and II are affiliates when applying the guidance in ASC 946
(e.g., ASC 946-10-15-6.b). Please tell us how you considered whether DePalma I and
II were under common control. Please include all relevant
                                                        accounting guidance you
considered in making your determinations.
 Andrew Milgram
Marblegate Capital Corp
February 8, 2024
Page 2
3. If you believe that DePalma I and II are affiliates, please tell us if you believe the guidance in ASC 946-10-15-6.b results in both entities failing to meet the fundamental characteristics of an investment company if either entity fails to meet the criteria.
Note 5. Related Party Transactions, page F-72

4. We note your disclosure of the nine funds that own DePalma I and II on page 3 in your definition of DePalma Equityholders. Those nine funds are consistent with your response to comment 43 in your response letter dated June 30, 2023 that indicates that different sets of funds own DePalma I and DePalma II. Since it appears that different sets of funds own
         DePalma I and DePalma II, please tell us why you disclose here and elsewhere in the filing that DePalma I and DePalma II are under the same ownership. Please revise your disclosure as needed.
Note 9. Related Party Transactions, page F-139

5.       We note your disclosure on page 193 that,    due to some member
sensitivities around
         effectively connected income, upon foreclosure of a loan or surrender agreement, the underlying medallion collateral for the loan will be distributed out (in-kind) by DePalma I to the respective members and their respective feeders who then recontribute the medallion collateral (in-kind) into DePalma II, which is less sensitive to effectively
         connected income.    Given that different sets of funds own DePalma I
and DePalma II,
         please tell us in additional detail how the distribution and recontribution of medallions works between the funds that only have ownership in one DePalma entity.
6.       We note your disclosure on page F-115 that,    the fund Members of
DePalma II have
         embedded in their fund structures a subchapter C corporation interposed within the
         applicable fund   s structure, in which the corporation pays corporate
level tax.    Please
         provide us the organizational chart for DePalma II that shows where the subchapter C
         corporation is located and tell us how that structure will    block
receipt of effectively
         connected income by the Funds that are sensitive to effectively connected income.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameAndrew Milgram                               Sincerely,
Comapany NameMarblegate Capital Corp
                                                               Division of
Corporation Finance
February 8, 2024 Page 2                                        Office of
Finance
FirstName LastName